Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

            INVESCO VAN KAMPEN V.I. INTERNATIONAL GROWTH EQUITY FUND

A Special Meeting ("Meeting") of Shareholders of The Universal Institutional Funds, Inc. - International Growth Equity Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                        Votes      Votes      Broker
Matter                                                     Votes For   Against    Abstain    Non-Votes
------                                                    ----------   -------   ---------   ---------
(1) Approve an Agreement and Plan of Reorganization....   29,009,059   923,182   1,816,939       0